Exhibit 12

Limited Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004
	(in millions)
Earnings:
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$1,107	$1,096	$958	$1,116	$1,166
Fixed charges (excluding capitalized interest)	268	230	247	225	228
Distributions from equity method investments, net of income or loss from equity investees	(3)	6	26	11	17

Total earnings	$1,372	$1,332	$1,231	$1,352	$1,411

Fixed charges:
Portion of minimum rent representative of interest	$117	$128	$153	$167	$166
Interest on indebtedness (including capitalized interest)	156	106	94	58	62

Total fixed charges	$273	$234	$247	$225	$228

Ratio of earnings to fixed charges	5.0	5.7	5.0	6.0	6.2

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pretax income from continuing operations before minority interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.